UNITED STATES SECURITIES AND
                               EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14f-1

                 Information Statement Pursuant to Section 14(f)
                     of The Securities Exchange Act of 1934
                  Notice of Change in the Majority of Directors
                                November 7, 2005

                              HS3 TECHNOLOGIES INC.
             (Exact name of registrant as specified in its charter)


Nevada
(State or other jurisdiction of incorporation)

001-32289
(Commission File Number)

20-3598613
(IRS Employer Identification No.)

220 Decourcy Drive, Gabriola Island, British Columbia, Canada VOR 1X1 (Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code 604-837-2739
--------------------------------------------------------------------------------


                      SCHEDULE 14f1 - INFORMATION STATEMENT

  INTRODUCTION

  This information statement is being mailed on or about November 8, 2005 to you and other holders of record of the common stock of HS3 Technologies Inc. as of the close of business on November 7, 2005. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this information statement. You are urged to read this information statement carefully. You are not, however, required to take any action.

  On November 21, 2005, upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-I thereunder, Mark Lana and Lougene Baird will be appointed as directors of our company. The appointments of Mr. Lana and Mrs. Baird are made in connection with an asset purchase agreement with Ip-Colo, Inc. ("IPC") to acquire the assets of IPC in exchange for 1,612,520 of our common voting shares. The share consideration to be paid by us to the IPC shareholders will represent 2.08% of our issued voting equity on a fully diluted basis following closing of the agreement and, as a result of related transactions, will represent 40,313,000 shares or 57.6% of our voting securities. Our acquisition of the IPC assets is an arm's length transaction. IPC is in the business of advanced wireless technologies, integrate with high-speed internet via satellite to provide real-time security and monitoring for many industries.

  VOTING SECURITIES

  The authorized capital stock of our company consists of 200,000,000 shares of common stock with a par value of $0.001 per share of which 77,623,000 shares of common stock are issued and outstanding. We do not have any other capital stock authorized or issued.

  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  As of the record date, November 7, 2005, we had a total of 77,623,000 shares of common stock ($.001 par value per common share) issued and outstanding.

  The following table sets forth, as of November 7, 2005, certain information with respect to the beneficial ownership of our common stock by each shareholder known by us to be the beneficial owner of more than 5% of our common stock, as well as by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

--------------------------------------------------------------------------------


                                           Amount and Nature of      Percentage
Name and Address of Beneficial Owner       Beneficial Ownership'     of Class(1)
--------------------------------------------------------------------------------

Dimitrios Gountis,                         54, 000, 000 shares        69.57%
7400 E. Orchard Rd. #290                   Direct Ownership
Greenwood Village, CO 80111
--------------------------------------------------------------------------------

Frank McGill                               Nil
1161 Prairie Ave.                                                      Nil
Port Coquitlam, BC V3B 1S7
--------------------------------------------------------------------------------

Linda Smith                                Nil
220 Decourcy Dr., RR 1                                                 Nil
Gabriola Island, BC VOR 1X1
--------------------------------------------------------------------------------

Management as a Group including executive  Nil                         Nil
officers and directors
--------------------------------------------------------------------------------

  (1) Based on 77,623,000 shares of common stock issued and outstanding as of November 7, 2005. Except as otherwise indicated, we believe that the beneficial owners of our common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

  CHANGE IN CONTROL

  The change in control is occurring primarily as a result of an asset purchase agreement with IPC to acquire the assets of IPC in exchange for 4,612,520 of our common voting shares. The share consideration to be paid by us to the IPC shareholders will represent 2.08% of our issued voting equity on a fully diluted basis following closing and, as a result of related transactions, will result in the IPC shareholders holding 40,313,000 or 57.6% of our issued voting securities. Our acquisition of IPC is an arm's length transaction. IPC is in the business of advanced wireless technologies, integrated with high-speed internet via satellite to provide real-time security and monitoring for many industries.

  LEGAL PROCEEDINGS

  We are not aware of any legal proceedings in which any director or officer, or any owner of record or beneficial owner of more than 5% of our common stock is a party adverse to us. We are not aware of any legal proceeding to which we are a party.

  DIRECTORS AND EXECUTIVE OFFICERS

  The following information relates to those individuals who will be our directors and executive officers on November 21, 2005 upon compliance with
  Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. All directors of our company hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified. The officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors, executive officers and significant employees, their ages, positions held, and duration as such, are as follows:

-----------------------------------------------------------------------------------------------------

Name             Position Held                     Age    Date First Elected or Appointed
                 with the Company
-----------------------------------------------------------------------------------------------------
Mark Lana        Director, C.E.O. and President    52     President - upon the closing of the asset
                                                          purchase agreement with IPC

                                                          Director -on the later of the  closing of
                                                          the asset purchase agreement with IPC, or
                                                          November 21, 2005.
-----------------------------------------------------------------------------------------------------

Lougene Baird    Director, Secretary and Chief     64     Secretary and C.O.O. - upon  the  closing
                 Operating Officer                        of the asset purchase agreement  with IPC

                                                          Director - on the later of the closing of
                                                          the asset purchase agreement with IPC, or
                                                         November 21, 2005.
-----------------------------------------------------------------------------------------------------

  Business Experience

  The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

   Mark Lana

  Mr. Lana will become our President and C.E.O. upon the closing of the asset purchase agreement with IPC and will become a Director on the later of the closing of the asset purchase agreement with IPC, or November 21, 2005.

  Mr. Mark Lana has been an entrepreneur for over 30 years. He owned and operated several multi-unit and corporate extended stay hotels each with a staff of over 10 people in the Denver metro area for the past 20 years. He was involved in the housing industry and built, remodeled and refurbished single family and multi-unit dwellings. Mr. Lana has been involved in developing markets and putting together the financing for commercial real estate transactions and acquisitions. He has been involved with software development for medical transcription services and for payroll efficiencies in the hotel/motel labor market. During the 1990's Mr. Lana was able to develop a system of medical records transcriptions that enabled records to be transcribed at several remote locations and then be centrally transmitted back to the hospital/clinic. His software applications were used by the Denver medical profession for use in delivering radiology reports to medical facilities and physician's offices from remote locations.

  Lougene Baird

  Mrs. Baird will become our Secretary and C.O.O. upon the closing of the asset purchase agreement with IPC and will become a Director on the later of the closing of the asset purchase agreement with IPC, or November 21, 2005.

  Ms. Lougene Baird has over thirty-five years experience in project management and implementation. She has spent many years as a staff supervisor working in both the health care industry, the securities brokerage business and in real estate. She was a subcontractor for Lockheed-Martin (a large defense contractor located in the Denver Metropolitan area) and she successfully assisted the Company with relocation of over 6,000 engineering staff during her contract with them. During the 1980's, Ms. Baird was involved in real estate acquisitions and sales and continues to hold a Colorado real estate broker's license. Her most recent experience was working with Zynex Medical where she was billing manager. She directed the claims department for durable medical equipment rentals and sales and was credited with helping the company to increase the company revenues substantially. Ms. Baird is also an international certified livestock judge and has been very active in several non-profit organizations in which she has been a director and treasurer.

  Family Relationships

  There are no family relationships among our current or proposed directors or officers.

  Board and Committee Meetings

  The Board of Directors of our company held no formal meetings during the year ended March 31, 2005. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporate Law and the By-laws of the Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

  For the year ended March 31, 2005 our only standing committee of the Board of Directors was our audit committee. We currently do not have nominating, compensation committees or committees performing similar functions. Our Board does not believe that it is necessary to have a nominating committee because it believes that the functions of a nominating committee can be adequately performed by the Board of Directors, consisting of Frank McGill and Linda Smith at present. In its capacity as a nominating committee, our Board has determined that it does not have any members that qualify as "independent" as the term is used in Item 7(d)(2)(ii)(D) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(14) of the NASD Rules. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nomination for directors. We believe that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at more advanced level. We do not have a nominating committee charter. We do not currently have any specific or minimum criteria for nominees to our Board of Directors and we do not have any specific process or procedure for evaluating such nominees. The entire Board assesses all candidates, whether submitted by management or stockholders, and makes recommendations for election or appointment.

  Audit Committee

  At the present time, the Company's Audit Committee is comprised of Mr. McGill and Ms. Smith.

  During fiscal 2005, there were no meetings held by this Committee. The business of the Audit Committee was conducted by resolutions consented to in writing by all the members and filed with the minutes of the proceedings of the Audit Committee.

  Involvement in Certain Legal Proceedings

  Our   directors,  executive   officers   and   control  persons  have not been
  involved in any of the following events during the past five years:

  1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

  2.      any  conviction   in   a   criminal  proceeding  or being subject to a
  pending criminal proceeding (excluding traffic violations and other minor offenses);

  3.     being  subject  to  any order, judgment, or  decree,  not  subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

  4. being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

  CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

  None of our directors, executive officers, future directors, 5% shareholders, or any members of the immediate families of the foregoing persons have been indebted to us during the last fiscal year or the current fiscal year.

  SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file.

  To the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

  COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

  Remuneration of Directors and Executive Officers

  The following table sets forth the compensation paid to our President and Chief Executive Officer and key persons earning over $100,000 in total annual salary and bonus, for all services rendered in all capacities for the fiscal year ended March 31, 2005:

---------------------------------------------------------------------------------------------------------------------------------
                                                   SUMMARY COMPENSATION TABLE
---------------------------------------------------------------------------------------------------------------------------------
                                           Annual Compensation                    Long TermCompensation(1)
---------------------------------------------------------------------------------------------------------------------------------
                                                                            Awards                      Payouts
---------------------------------------------------------------------------------------------------------------------------------
  Name and Principal         Year       Salary     Bonus      Other         Securities    Restricted    LTIP        All Other
  Position                                                    Annual        Underlying    Shares or     Payouts     Compen-
                                                              Compen-       Options/      Restricted                sation
                                                              sation        SARs          Share
                                                                            Granted       Units
---------------------------------------------------------------------------------------------------------------------------------
  Frank McGill               2005       Nil       Nil          Nil          Nil           Nil            Nil         Nil
  President, CEO,
  Secretary and Director

  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Values

  There were no stock options granted during fiscal 2005 and there were no stock options outstanding as at March 3 1, 2005.


  Stock Options and Stock Appreciation Rights

  There were no grants of stock options or stock appreciation rights made during the fiscal year ended March 31, 2005 to our executive officers and directors and there were no stock options or stock appreciation rights outstanding on March 31, 2005.

  Long-Term Incentive Plans

  There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

  We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

  Compensation Of Directors

  We reimburse our directors for expenses incurred in connection with attending board meetings. We did not pay director's fees or other cash compensation for services rendered as a director in the year ended March 31, 2005.

  We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments.

  Employment Contracts

  We currently do not have any employment agreements with any of our directors, officers or any other persons.

  There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or noncash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

  We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

                                   SIGNATURES

  Pursuant   to the  requirements  of the  Securities Exchange Act of 1934,  the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

  HS3 TECHNOLOGIES, INC.



  /s/ Frank McGill
  Frank McGill, President


  Date: November 7, 2005.